UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Announces Final Tender Results of Debt Tender Offers

Tokyo, March 18, 2020 — MUFG announced today the expiration and the final tender results of its previously announced partial cash tender offers for the debt securities listed below (the “Notes”). The tender offers were made on the terms and subject to the conditions set forth in MUFG’s Offer to Purchase, dated February 18, 2020, and expired at 11:59 p.m., New York City time, on March 16, 2020 (the “Expiration Date”). Accordingly, no additional Notes can be tendered for purchase.

Title of Security	CUSIP Number	Maximum Series Tender Cap (a)	Aggregate Principal Amount Received after Early Tender Date and at or prior to Expiration Date (b)	Aggregate Principal Amount Expected to be Accepted for Purchase on Final Settlement Date (c)	Late Tender Consideration (d)	Aggregate Principal Amount Purchased on Early Settlement Date (e)	Aggregate Principal Amount Expected to be Outstanding following Final Settlement
3.850% Senior Notes due March 1, 2026	606822 AD6	$700,000,000	$450,000	$450,000	$1,090.26	$623,942,000	$2,375,608,000
2.190% Senior Notes due September 13, 2021	606822 AG9	$450,000,000	$1,000,000	$0	—	$449,999,000	$1,050,001,000
Floating Rate Senior Notes due March 1, 2021	606822 AB0	$50,000,000	—	—	—	$50,000,000	$700,000,000
2.950% Senior Notes due March 1, 2021	606822 AA2	$400,000,000	—	—	—	$400,000,000	$1,850,000,000
Floating Rate Senior Notes due September 13, 2021	606822 AF1	$100,000,000	—	—	—	$100,000,000	$900,000,000

(a)	The Maximum Series Tender Cap is the maximum aggregate principal amount of the applicable series of Notes MUFG offered to purchase.
(b)	As reported by D.F. King & Co., Inc., the tender and information agent for the tender offers.
(c)	The Final Settlement Date is expected to be March 25, 2020.
(d)

The Late Tender Consideration payable per $1,000 principal amount of Notes validly tendered after 5:00 p.m., New York City time, on March 2, 2020 (the “Early Tender Date”) and at or prior to the Expiration Date and accepted for purchase by MUFG. The holders of any Notes purchased by MUFG are also to receive any accrued and unpaid interest on such Notes as described below.

(e)

On March 13, 2020 (the “Early Settlement Date”), MUFG purchased the aggregate principal amount of each series of Notes set forth in the table above for the following total consideration per $1,000 principal amount paid in cash: $1,140.26 for the 3.850% Senior Notes due March 1, 2026, $1,018.75 for the Floating Rate Senior Notes due March 1, 2021, $1,019.23 for the 2.950% Senior Notes due March 1, 2021, $1,015.00 for the Floating Rate Senior Notes due September 13, 2021, and $1,017.72 for the 2.190% Senior Notes due September 13, 2021. The total consideration for each series of Notes included an early tender payment of $50.00 per $1,000 principal amount. The holders of the Notes purchased also received any accrued and unpaid interest from the last interest payment date applicable to the relevant series of Notes up to, but not including, the Early Settlement Date.

Pursuant to the tender offers, on the Early Settlement Date, MUFG purchased the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date as set forth in the table above. Under the terms of the tender offers, all Notes tendered at or prior to the Early Tender Date had priority over any Notes tendered after the Early Tender Date.

After the Early Tender Date and at or prior to the Expiration Date, MUFG received valid tenders of $450,000 aggregate principal amount of 3.850% Senior Notes due March 1, 2026. Considering the $623,942,000 aggregate principal amount of Notes of such series purchased on the Early Settlement Date, and the applicable Maximum Series Tender Cap of $700,000,000, MUFG expects to accept for purchase all of such validly tendered Notes.

For the 3.850% Senior Notes due March 1, 2026 validly tendered after the Early Tender Date and at or prior to the Expiration Date and accepted for purchase, MUFG expects to pay Late Tender Consideration of $1,090.26 per $1,000 principal amount plus any accrued and unpaid interest from the last interest payment date applicable to the Notes of such series up to, but not including, the Final Settlement Date.

After the Early Tender Date and at or prior to the Expiration Date, MUFG also received tenders of $1,000,000 aggregate principal amount of 2.190% Senior Notes due September 13, 2021. However, because these tendered Notes do not qualify to be accepted for purchase in accordance with the terms and conditions set forth in the Offer to Purchase (specifically, the minimum tender denomination and the applicable Maximum Series Tender Cap), MUFG will not accept for purchase any of these Notes.

On the Early Settlement Date, MUFG purchased an aggregate principal amount of the Floating Rate Senior Notes due March 1, 2021, the 2.950% Senior Notes due March 1, 2021 and the Floating Rate Senior Notes due September 13, 2021 tendered at or prior to the Early Tender Date equal to the applicable Maximum Series Tender Cap for such series. Accordingly, MUFG will not accept for purchase any additional Notes of these series.

All Notes not accepted for purchase will be promptly returned or credited to the respective holders’ accounts.

MUFG’s obligation to accept for purchase and to pay for the validly tendered Notes is subject to the satisfaction or waiver of the conditions described in the Offer to Purchase.

Information Relating to the Tender Offers

Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. are acting as the dealer managers for the tender offers. D.F. King & Co., Inc. is the information agent and the tender agent for the tender offers.

Questions regarding the tender offers may be directed to: Morgan Stanley & Co. LLC at (800) 624-1808 (U.S. toll free) or (212) 761-1057 (collect), or MUFG Securities Americas Inc. at (877) 744-4532 (U.S. toll free) or (212) 405-7481 (collect). The Offer to Purchase may be obtained from D.F. King & Co., Inc. by calling toll-free at (866) 796-1291 (bankers and brokers can call collect at (212) 269-5550) or e-mailing mufg@dfking.com.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. MUFG is making the tender offers only by, and pursuant to, the terms of the Offer to Purchase. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of MUFG, the dealer managers, and the tender and information agent is making any recommendation in connection with the tender offers.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of MUFG’s control and could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “estimate(s),” “plan(s),” “should,” “intend(s),” “forecast(s),” “guidance,” “could,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on MUFG’s current understanding and assessment of relevant factors and reasonable assumptions about the future. They are subject to known and unknown risks and uncertainties, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in MUFG’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that MUFG makes, which attempt to advise interested parties of the factors that affect MUFG’s business, including the “Risk Factors” included, or incorporated by reference, in the Offer to Purchase and the reports MUFG files with, or furnishes to, the SEC from time to time, specifically MUFG’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, MUFG disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.

-End-

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

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